UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fred Alger & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Kincel 201-547-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11023046

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kincel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Alger & Company, Incorporated, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARBARA C. MARTIN-HART
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 21, 2013



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Board of Directors
Fred Alger & Company, Incorporated:

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and Subsidiary, a wholly owned subsidiary of Alger Associates, Inc., as of December 31, 2010, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred Alger & Company, Incorporated and Subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the schedules on pages 23 and 24 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



February 28, 2011

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2010

Assets

Cash	$ 6,380,512
Management fees receivable	11,368,519
Receivable from Mutual Funds (Note 5)	2,690,788
Financial instruments owned, at fair value (Note 4)	83,778,771
Prepaid expenses and other assets	4,658,781
Deposits with clearing organizations	540,625
Property and equipment, net (Note 6)	3,843,962
	$ 113,261,958

Liabilities and Stockholder's Equity

Liabilities:	
Accrued expenses and other liabilities (Notes 7 and 10)	$ 18,857,620
Financial instruments sold, not yet purchased (Note 4)	451,389
Intercompany payable (Notes 5, 9 and 10)	4,224,165
Due to brokers	425,528
Current taxes payable (Note 9)	1,836,159
Net deferred tax liability (Note 9)	5,075,940
Total liabilities	30,870,801
Commitments and contingencies (Notes 11 and 12)	
Stockholder's equity:	
11% Series A cumulative preferred stock) $100 par value – 5,000 shares authorized; 1,370 shares issued and no shares outstanding	137,000
Voting common stock, $0.10 par value – 1,000 shares authorized; 113.027 shares issued; 105.725 shares outstanding	11
Nonvoting common stock, $0.10 par value – 1,000 shares authorized and no shares issued or outstanding	—
Additional paid-in capital	80,141,433
Retained earnings	2,278,779
Less: Treasury stock, at cost; 7.302 shares voting common stock and 1,370 Series A shares cumulative preferred stock	(166,066)
Total stockholder's equity	82,391,157
	$ 113,261,958

See accompanying notes to consolidated financial statements.

(1) Organization and Principles of Consolidation

Fred Alger & Company, Incorporated (Company) is a wholly owned subsidiary of Alger Associates, Inc. (Parent). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Fred Alger Management, Inc. (FAM). Significant intercompany balances and transactions have been eliminated in consolidation.

(2) Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). FAM is registered under the Investment Advisers Act of 1940. The Company acts as the principal underwriter of the Alger funds sponsored by FAM. The Company also effects transactions principally for the customers of FAM. The Company clears trades on a fully disclosed basis with a third party service provider.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition, as cash and cash equivalents. All cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Also included in cash is a deposit with broker. The Company does not hold any cash equivalents at December 31, 2010.

(c) Valuation of Investments

Investments in financial instruments and financial instruments sold, not yet purchased are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

The Company follows ASC 820 (SFAS No. 157), *Fair Value Measurements*, which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information

available in the circumstances. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in nonactive markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Company held as of December 31, 2010:

Preferred Stocks

The Company holds two preferred stockholdings with the fair values of the holdings based on quoted prices in an active market. The securities, however, are included in Level 2 of the fair value hierarchy due to the fact that certain inputs of their valuations are not observable.

The Company holds an additional preferred stockholding, for which a fair value has been assigned based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. This investment is included in Level 3 of the fair value hierarchy, as its valuation is based on unobservable inputs.

(Continued)

Corporate Bonds

The fair value of corporate bonds are valued based on available market quotations received from an independent pricing service which may utilize both transaction data and market information such as yield, prices of securities of comparable quality, coupon rate, maturity, type of issue, trading characteristics and other market data. As this information is obtained from information observable to the market these investments are included in Level 2.

The Company does not currently own any corporate bonds which fall into Level 3.

Money Market Funds

The Company owns investments in several money market funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Mutual Funds

The Company owns investments in various mutual funds advised by FAM (Alger mutual funds) that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities

The Company owns positions in various common stocks of publicly traded companies. These securities are generally valued using the last sales price or official closing price taken from the primary market in which each security trades. As such, these investments are included in Level 1 of the fair value hierarchy.

(d) Securities Transactions

The Company records security transactions based on trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Realized gains (losses) on the sales of securities are recognized using specific identification, and changes in unrealized gains (losses) are recognized in the consolidated Statement of Income. The Company has the ability to purchase securities on margin which resulted in an amount recorded in Due to brokers at December 31, 2010.

(e) Financial Instruments Sold, Not Yet Purchased

The Company has sold financial instruments that it does not own and will, therefore, be obligated to purchase such financial instruments at a future date. When this occurs, the Company will provide collateral to the broker-dealer. A gain limited to the price at which the Company sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Company has recorded this obligation in the consolidated financial statements at the year-end fair value of the financial instruments. There is an element of market risk in that, if the financial instruments sold short increase in value, it will be necessary to purchase the financial instruments

(Continued)

sold short at a cost in excess of the obligation reflected in the consolidated statement of financial condition. These investments are included in Level 1 of the fair value hierarchy.

(f) ***Commitments and Financial Instruments with Off-Balance Sheet Risk***

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. These financial instruments include financial instruments sold, not yet purchased.

The Company's financial instruments are subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk that the Company would incur if its counterparties failed to perform pursuant to the terms of their agreements with the Company.

The Company has agreements with various brokerage firms to carry its accounts as a customer. The brokers have custody of the Company's investments and, from time to time, cash balances which may be due from these brokers.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Political Risk

The Company is exposed to political risk to the extent that FAM, on its behalf and subject to its investment guidelines, trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's investment strategy.

(g) ***Mutual Fund Fees***

FAM is the investment adviser to five registered investment companies (Alger mutual funds):

- The Alger Funds
- The Alger Portfolios

- The Alger Funds II
- The Alger China – U.S. Growth Fund
- The Alger Institutional Funds

FAM is the also the investment adviser to the Alger SICAV, a collective investment undertaking available for sale to non-U.S. citizens.

Mutual Fund fees are earned by the Company for distribution and administration work performed for the Alger mutual funds and Alger SICAV.

(h) Management Fees

Management fees are paid to FAM for advisory services provided to its customers. Such fees are generally received monthly and quarterly, but are recognized as earned based on the terms of the customer agreements.

(i) Distribution Fees and Revenue Sharing Fees

The Company, in its capacity as underwriter for the Alger funds, pays fees to third party dealers who sell the funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger funds pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940 (12b-1 Plans), they are incurred by the Company and included in Distribution Fees on the Consolidated Statement of Income. To the extent these fees exceed amounts collected pursuant to 12b-1 Plans, they are incurred by FAM and are included as Revenue Sharing Fees on the Consolidated Statement of Income.

(j) Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 7 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(k) Deferred Rent

In accordance with ASC 840, the Company has long-term operating leases that include escalating lease payments for which rent expense is recorded ratably over the noncancelable base lease period. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent payable.

(l) Income Taxes

Beginning with its 2008 taxable year, the Company and its shareholders elected to be treated as an S Corporation under the Internal Revenue Code for purposes of filing Federal income tax returns. As an S Corporation, the Company generally will not have to pay corporate-level income taxes but instead any income or loss will be included in the individual shareholder's tax returns. The

Company did not elect to be treated as an S Corporation for any state or local jurisdictions in which it files tax returns. As such, state and local income taxes are incurred at the corporate level.

Prior to its 2008 tax year, the Company was taxed as a C corporation. A corporation that converts to taxation as an S Corporation may hold assets (including intangible assets not reflected on the balance sheet, such as goodwill) with "built-in gains," which are assets whose fair market value as of the effective date of the election exceeds their tax basis.

In general, a corporation that converts to taxation as an S Corporation must pay corporate level tax on any of the net built-in gains it recognizes during the 10-year period beginning on the effective date of its election to be treated as an S Corporation. At October 31, 2007, the Company's effective date of election, the Company had built-in gains of $37,935,000 relating primarily to unrealized gains on its investments. The remaining unrealized built-in gains as of December 31, 2010 amounted to approximately $13,593,000. It is possible that the Company will realize a substantial amount of these built-in gains over the 10-year period which will result in Federal income taxes being due.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

The Company files its tax returns as a member of a consolidated group but accounts for its tax expense on a separate company basis reflecting its proportionate share of the tax asset or liability as if it were filing on its own. Any amounts due are payable to the Parent.

In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, State and local income tax laws for which the outcome is uncertain. Management has analyzed the Company's tax position taken on Federal income tax returns for all open years and has recorded a provision at December 31, 2010 of $403,374 (of which $109,624 represents potential interest and penalties) in connection with such tax positions in the Company's consolidated financial statements. This provision is included in income tax expense on the Consolidated Statement of Income. Uncertainty in income tax positions is accounted for by recognizing in the consolidated financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of the reporting date in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. These differences could have a material impact on our effective tax rate, results of operations, financial position and/or cash flows.

(Continued)

(m) *New Pronouncements*

In January 2010, FASB issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements." The portions of ASU No. 2010-06 which require reporting entities to prepare new disclosures surrounding amounts and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 have been adopted by the Company. There was no material impact on the financial statements. The remaining portion of ASU No. 2010-06 requires reporting entities to make new disclosures about information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements for fiscal years ending after December 31, 2010. Management does not expect this to have a material impact on the financial statements.

(Continued)